

Westport Announces Methanol HPDI™ Project with a Leading Global Supplier of Power Solutions for Marine Applications

Represents the Inaugural Adaptation of the HPDI Fuel System Utilizing Methanol for Marine Applications

VANCOUVER, BC (Feb. 26, 2024) – Westport Fuel Systems Inc. ("**Westport**" or the "Company") (TSX: **WPRT** / Nasdaq: **WPRT**), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, today announced a proof-of-concept project with a leading global supplier of power solutions for marine applications (the "**OEM**") to test Westport's High Pressure Direct Injection ("**HPDI**") fuel system utilizing methanol for marine applications (the "**Project**"). The Project, expected to start in the first quarter of 2024, will be fully funded by the OEM, and is planned to run for approximately nine months.

The Project marks the potential application of the HPDI fuel system for use with marine applications, serving as an initial proof-of-concept project utilizing methanol. It also signifies the possibility of an expansion of Westport's HPDI fuel system beyond the LNG applications commercially available now and the hydrogen applications demonstrated to-date. Using renewable or carbon neutral methanol derived from green or blue hydrogen, Westport is confident this alternative fuel approach offers an economical and efficient pathway to decarbonize the sector without compromising performance.

"We are excited to continue to demonstrate Westport's HPDI fuel system as a sustainable solution for hard to abate sectors like marine applications," said Scott Baker, Vice President of Global Engineering for Westport Fuel Systems. "Westport's HPDI technology is versatile and can be used with a range of low-carbon and zero-carbon fuels."

Baker continued, "Demonstrating methanol capability with HPDI further validates our proprietary technology as an affordable solution to decarbonize the marine sector. Our fuel system is expected to provide similar torque, power, and efficiency to diesel, while also potentially reducing NOx emissions utilizing easily accessible and lower cost methanol as the fuel."

Methanol presents several advantages for off-road and marine applications, including its high energy density, which extends operational range and reduced emissions compared to traditional fossil-based fuels. Its combustion characteristics contribute to high engine efficiency and performance, with significant engine out NOx reductions. In addition, the ease of distribution and handling, stable storage, and lower costs enhances its practicality for off-road fleets. Methanol's adaptability to existing engines, potential for blending and global availability further position it as a versatile and accessible fuel option for off-road vehicles, making it a compelling choice for industries seeking efficient, cost-effective, and environmentally friendly solutions that they can apply relatively quickly to their entire fleets. Renewable methanol produced from low-carbon sources is growing globally; according to the Methanol Institute there are more than 80 renewable methanol projects currently underway around the globe[1].

1.   Renewable methanol. Methanol Institute. https://www.methanol.org/renewable/

# # #

About Westport Fuel Systems
At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our

customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

About HPDI

HPDI is a cost-effective way to reduce CO_2 in long-haul trucking and other high-load and off-road applications. Westport's HPDI fuel system is a complete system offering OEMs the flexibility to differentiate their biogas, natural gas, hydrogen, and other fuel product lines easily while also maintaining maximum commonality with their conventional diesel-fueled products. Using HPDI, greenhouse gas-emitting fuels like diesel can be replaced with carbon-neutral or zero-carbon fuels like biogas or hydrogen while maintaining the durability, affordability, efficiency, and performance characteristics that have come to be associated with diesel.
For additional information on HPDI please visit https://wfsinc.com/technology/hpdi.

Contact:
Media Relations
E: media@wfsinc.com

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding methanol for marine applications, the high horsepower market, and the factors responsible for the potential growth and development of the H_2 HPDI system for the maritime sector. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to the general economy, supply chain disruptions, governmental policies and regulation, high horsepower industry factors, the demand for the H_2 HDPI system, the affordability to decarbonize the marine industry, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.